Exhibit 99.1

Sundial Growers Announces Up To $140 Million Corporate Credit Facilities with ATB Financial and Bank of Montreal

CALGARY, Aug. 30, 2019 /CNW/ - Sundial Growers Inc. (Nasdaq:SNDL) ("Sundial" or the "Company") announced today that it has entered into a syndicated credit agreement (the "Credit Agreement") with ATB Financial ("ATB") and Bank of Montreal ("BMO") as co-lead arrangers and joint bookrunners (collectively the "Lenders") with ATB as administrative agent and BMO as syndication agent. Under the terms of the Credit Agreement, the Lenders will provide Sundial with an initial C$90 million of secured debt facilities (collectively, the "Credit Facility"), comprised of a C$84 million senior secured term credit facility and a C$6 million senior secured revolving operating facility. Under the Credit Agreement, Sundial also has the right to an additional facility to a maximum of C$50 million (for a total of C$140 million) to finance the construction of additional buildings at its Canadian production facilities, subject to the consent of the Lenders and satisfaction of certain other conditions.

Upon closing of the Credit Agreement, approximately C$48 million of the Credit Facility was drawn to refinance amounts owing under the Company's prior debt facility with ATB. The term of the Credit Facility is two years. The Credit Facility is secured by all of Sundial's Canadian assets, including its production facilities comprised of the flagship production facility located in Olds, Alberta, the Rocky View, Alberta facility and the purpose-built facility currently being constructed in Merritt, British Columbia.

"With the completion of the Credit Facility, including the C$50 million accordion feature, and the proceeds from our recent IPO, we are well capitalized to execute our business plan in both Canada and the UK/Europe. This is a significant step for our business and will allow Sundial to focus on what we do best which is to proudly craft pioneering cannabis brands to Heal, Help and Play," said Torsten Kuenzlen, Chief Executive Officer of Sundial.

"The ongoing commitment made by our partners, both of which are leading financial institutions in Canada, demonstrates continued confidence in Sundial's business and the anticipated cash flow generating ability of our Sundial platform", added Mr. Kuenzlen.

For more information about Sundial, visit www.sndlgroup.com and follow us on Twitter @SundialCannabis, Instagram @SundialCannabis, LinkedIn @SundialCannabis and Facebook @SundialCommunity.

ABOUT SUNDIAL GROWERS INC.

Sundial proudly crafts pioneering cannabis brands to Heal, Help and Play:

  Heal - cannabis products used as prescription medicine
  Help - cannabis products that strive to promote health and wellness through CBD
  Play - cannabis products to enhance social, spiritual and recreational occasions

Sundial is a global cannabis company with facilities in Canada and the United Kingdom, providing high-quality, consistent products consumers can trust.

In Canada, we grow 'craft-at-scale' cannabis using purpose-built modular facilities and award-winning genetics. Sundial's flagship production facility is located in Olds, Alberta with a second facility in Rocky View, Alberta. We have commenced construction of our next purpose-built facility in Merritt, British Columbia.

In the United Kingdom, we grow high-quality traceable plants, including hemp, ornamental flowers and edible herbs, in over 1.5 million square feet of state-of-the-art environmentally friendly, indoor facilities. Bridge Farm has three facilities in Spalding, with another currently under construction.

We employ nearly 1,000 employees globally, full-time and seasonal, which brings economic benefits to the local communities in which we operate.

Forward-Looking Information Cautionary Statement

This news release includes statements containing certain "forward-looking information" within the meaning of applicable securities law ("forward-looking statements"). Forward looking statements in this release include, but are not limited to, the potential expansion plans of the Company in Canada and the UK. Forward-looking statements are frequently characterized by words such as "plan", "continue", "expect", "project", "intend", "believe", "anticipate", "estimate", "may", "will", "potential", "proposed" and other similar words, or statements that certain events or conditions "may" or "will" occur. These statements are only predictions. Various assumptions were used in drawing the conclusions or making the projections contained in the forward-looking statements throughout this news release. Forward-looking statements are based on the opinions and estimates of management at the date the statements are made, and are subject to a variety of risks and uncertainties and other factors that could cause actual events or results to differ materially from those projected in the forward-looking statements. The Company is under no obligation, and expressly disclaims any intention or obligation, to update or revise any forward-looking statements, whether as a result of new information, future events or otherwise, except as expressly required by applicable law.

View original content to download multimedia:http://www.prnewswire.com/news-releases/sundial-growers-announces-up-to-140-million-corporate-credit-facilities-with-atb-financial-and-bank-of-montreal-300909638.html

SOURCE Sundial Growers Inc.

View original content to download multimedia: http://www.newswire.ca/en/releases/archive/August2019/30/c4172.html

%CIK: 0001766600

For further information: Media Contact: Sophie Pilon, Corporate Communications Manager, Sundial Growers Inc., O: 1-587-327-2017, C: 1-403-815-7340, E: spilon@sundialgrowers.com; Investor Relations Contact: Jayson Moss, Investor Relations, Sundial Growers Inc., C: 1-604-375-3599, E: jmoss@sundialgrowers.com

CO: Sundial Growers Inc.

CNW 08:00e 30-AUG-19